                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                             SECURITIES ACT OF 1934


(Mark One)

                [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     For the fiscal year ended June 30, 2000

                                       OR


                [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                For the transition period from _______ to _______

                         Commission file number 1-15139

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         Lanier Worldwide, Inc. Save To Accumulate Retirement $(STAR$) Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Lanier Worldwide, Inc.
                             2300 Parklake Drive, N.E.
                             Atlanta, Georgia 30345

                             LANIER WORLDWIDE, INC.
                  SAVE TO ACCUMULATE RETIREMENT $ (STAR$) PLAN


                              Financial Statements

                       Years Ended June 30, 2000 and 1999






                  INDEPENDENT AUDITORS' REPORT                                                                 2


                  FINANCIAL STATEMENTS

                      Statements of net assets available for benefits                                          3

                      Statements of changes in net assets available for benefits                               4

                      Notes to financial statements                                                          5-9

                  SUPPLEMENTAL SCHEDULE

                      Schedule of assets held for investment purposes at end of year                          10

INDEPENDENT AUDITORS' REPORT

Lanier Worldwide, Inc.
  Save to Accumulate Retirement $ Plan
Atlanta, Georgia


We have audited the accompanying statement of net assets available for benefits of the Lanier Worldwide, Inc. Save to Accumulate Retirement $ Plan (the "Plan", formerly the Lanier Worldwide, Inc. Savings Incentive Plan) as of June 30, 2000, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of The Lanier Worldwide, Inc. Savings Incentive Plan as of and for the year ended June 30, 1999 were reported on by other auditors whose report dated August 31, 1999 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2000, and the changes in net assets available for benefits for the year ended June 30, 2000, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Atlanta, Georgia
December 12, 2000

                                                          LANIER WORLDWIDE, INC.
                                            SAVE TO ACCUMULATE RETIREMENT $ PLAN

                                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


June 30,                                                                                   2000              1999
=================================================================================================================
ASSETS
   INVESTMENTS, at fair market value (Notes 2 and 3)
     Mutual funds                                                                  $168,536,429      $161,899,383
     Lanier Worldwide, Inc. common stock - restricted                                 1,012,442                --
     Lanier Worldwide, Inc. common stock - unrestricted                                 146,636                --
     Harris Corporation common stock - restricted                                     2,932,068         4,401,306
     Harris Corporation common stock - unrestricted                                          --           179,966
     Participant loans                                                                6,349,850         6,573,298
-----------------------------------------------------------------------------------------------------------------

Total investments                                                                   178,977,425       173,053,953
-----------------------------------------------------------------------------------------------------------------

RECEIVABLES
   Participant contributions                                                                 --           275,689
   Employer contributions                                                                    --           103,574
-----------------------------------------------------------------------------------------------------------------

Total receivables                                                                            --           379,263
-----------------------------------------------------------------------------------------------------------------

TOTAL ASSETS AND NET ASSETS AVAILABLE FOR BENEFITS                                 $178,977,425      $173,433,216
=================================================================================================================

See accompanying independent auditors' report and notes to financial statements.

                                                          LANIER WORLDWIDE, INC.
                                            SAVE TO ACCUMULATE RETIREMENT $ PLAN

                      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


Year ended June 30,                                                                          2000                1999
=====================================================================================================================
ADDITIONS
   Participant contributions                                                        $  12,652,715       $  13,451,523
   Rollover contributions                                                                 531,950                  --
   Employer contributions                                                               3,672,143           4,890,768
   Net (depreciation) appreciation in fair market value:
     Mutual funds                                                                        (688,329)         15,617,554
     Lanier Worldwide, Inc. common stock                                                1,420,784                  --
     Harris Corporation common stock                                                      (88,245)           (236,467)
   Investment income:
     Mutual funds                                                                       6,367,837           5,487,626
     Lanier Worldwide, Inc. common stock                                                   61,121                  --
     Harris Corporation common stock                                                      296,633              92,712
     Participant loans                                                                    524,331             535,313
---------------------------------------------------------------------------------------------------------------------

Total additions                                                                        24,750,940          39,839,029
---------------------------------------------------------------------------------------------------------------------

DEDUCTIONS
   Benefits paid directly to participants                                              24,027,569          16,072,938
   Administrative expenses                                                                 14,194               6,993
---------------------------------------------------------------------------------------------------------------------

Total deductions                                                                       24,041,763          16,079,931
---------------------------------------------------------------------------------------------------------------------

NET INCREASE                                                                              709,177          23,759,098

TRANSFERS FROM OTHER QUALIFIED PLANS (Note 1)                                           4,835,032                  --

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year                             173,433,216         149,674,118
---------------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year                                 $ 178,977,425       $ 173,433,216
=====================================================================================================================

See accompanying independent auditors' report and notes to financial statements.

                                                          LANIER WORLDWIDE, INC.
                                            SAVE TO ACCUMULATE RETIREMENT $ PLAN

                                                   NOTES TO FINANCIAL STATEMENTS


1.       DESCRIPTION       The following description of the Lanier Worldwide,
         OF PLAN           Inc. Save to Accumulate OF PLAN Retirement $ Plan
                           ("Plan," formerly the Lanier Worldwide, Inc. Savings
                           Incentive Plan) provides only general information.
                           Participants should refer to the Plan agreement or Summary Plan Description for a more complete description of the Plan's provisions.

                           a. General - The Plan is a defined contribution plan covering substantially all full-time employees of Lanier Worldwide, Inc. (the "Company") who are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

                                    On November 5, 1999 Harris Corporation
                                    distributed one share of Lanier Worldwide, Inc. common stock for each share of Harris Corporation common stock owned to shareholders of record on November 1, 1999 as a result of the spin off of Lanier Worldwide, Inc. from Harris Corporation. Some employees of Harris Corporation transferred into this plan during the year ended June 30, 2000.

                           b. Contributions - Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers Lanier Worldwide, Inc. common stock and nine mutual funds as investment options for participants.

                                    Effective with the spin off, the Harris
                                    Corporations common stock investment option is no longer available. Shares of the Harris Corporation common stock held in the participant's accounts can be retained or sold, with the proceeds used to purchase Lanier Worldwide, Inc. common stock or any of the mutual fund investment options.

                                    The Company contributes 50 percent of the first 6 percent of base compensation that a participant contributes to the Plan. Additional profit-sharing amounts may be contributed at the option of the Company's board of directors in the form of Lanier Worldwide, Inc. common stock. Contributions are subject to certain limitations.

                                                          LANIER WORLDWIDE, INC.
                                            SAVE TO ACCUMULATE RETIREMENT $ PLAN

                                                   NOTES TO FINANCIAL STATEMENTS


                                    Participant contributions into Lanier
                                    Worldwide, Inc. common stock are limited to 1 percent of compensation. Shares of Lanier Worldwide, Inc. common stock are purchased or contributed by the Company at a discount established from time-to-time by the Company. Accounts contributed to Lanier Worldwide, Inc. common stock must remain in Lanier Worldwide, Inc. common stock for a minimum of 12 months.

                           c. Participant Accounts - Each participant's account is credited with the participant's contribution, the Company's contributions, Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                           d. Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of credited service. A participant is 100 percent vested after five years of credited service.

                           e. Participant Loans - Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates. Interest rates range from 6.50 to 9.50 percent. Principal and interest are paid ratably through payroll deductions.

                           f. Payment of Benefits - On termination of service due to death, disability, retirement or separation from service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or in the form of installments.

                           g. Forfeitures - Forfeited nonvested accounts are used to reduce future Company contributions. As of June 30, 2000 and 1999 forfeited nonvested accounts totalled $599,047 and $359,533, respectively.

                           h. Administrative Expenses - The majority of the administrative

                                                          LANIER WORLDWIDE, INC.
                                            SAVE TO ACCUMULATE RETIREMENT $ PLAN

                                                   NOTES TO FINANCIAL STATEMENTS


                                    expenses of the Plan are paid by the
                                    Company.

                                                          LANIER WORLDWIDE, INC.
                                            SAVE TO ACCUMULATE RETIREMENT $ PLAN

                                                   NOTES TO FINANCIAL STATEMENTS


2.       SUMMARY OF        BASIS OF ACCOUNTING
         SIGNIFICANT
         ACCOUNTING        The financial statements of the Plan are prepared
         POLICIES          under the accrual method of accounting.

                           MANAGEMENT ESTIMATES

                           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                           INVESTMENT VALUATION AND INCOME RECOGNITION

                           The Plan's investments are stated at fair market value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Lanier Worldwide, Inc. common stock and Harris Corporation common stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair market value.

                           Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                           PAYMENT OF BENEFITS

                           Benefits are recorded when paid.

                           NEW ACCOUNTING PROVISION

                           In September 1999, the American Institute of
                           Certified Public Accountants issued Statement of Position ("SOP") No. 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters. This statement established standards for simplified disclosures for certain investments. The Plan adopted the provisions of this statement for the Plan year ended June 30, 2000. As a result, disclosures made in the prior year for the separate fund information have been eliminated in these financial statements, to be consistent with the current year presentation.

                                                          LANIER WORLDWIDE, INC.
                                            SAVE TO ACCUMULATE RETIREMENT $ PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

3.       INVESTMENTS       The fair market value of individual investments that
                           represent 5 percent or more of the Plan's net assets are as follows:

                           June 30,                                               2000              1999
                           =============================================================================
                           T. Rowe Price Summit Cash Reserves              $18,582,150       $20,125,212
                           T. Rowe Price Equity Index 500 Fund              72,577,948        81,713,385
                           T. Rowe Price New America Growth Fund            27,125,725        36,836,658
                           T. Rowe Price Balanced Fund                      13,373,661        14,787,907
                           T. Rowe Price Science & Technology
                               Fund                                         21,711,116                --
                           =============================================================================


4.       RELATED PARTY     Certain Plan investments are shares of mutual funds
         TRANSACTIONS      managed by T. Rowe Price Trust Company. T. Rowe Price
                           Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $14,194 and $6,993 for the years ended June 30, 2000 and 1999, respectively.

                           At June 30, 2000 and 1999 the Plan held 89,529 and 116,906 shares of Harris Corporation common stock and 927,262 and 0 shares of Lanier Worldwide Inc. common stock, respectively.

5.       PLAN TERMINATION  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6.     TAX STATUS          The Internal Revenue Service has determined and
                           informed the Company by a letter dated April 30, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal
                           Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                              SUPPLEMENTAL SCHEDULE

                                                          LANIER WORLDWIDE, INC.
                                            SAVE TO ACCUMULATE RETIREMENT $ PLAN

                  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                                                   JUNE 30, 2000

                       (b)                                                                                        (e)
                   Identity of                                 (c)                             (d)              Current
   (a)               Issuer                        Description of Investment                   Cost              Value
-------------------------------------------------------------------------------------------------------------------------

    *      T. Rowe Price Trust Company         T. Rowe Price Summit Cash Reserves                a            $18,582,150

    *      T. Rowe Price Trust Company         T. Rowe Price Short-Term Bond Fund                a              2,554,109

    *      T. Rowe Price Trust Company         T. Rowe Price New America Growth Fund             a             27,125,725

    *      T. Rowe Price Trust Company         T. Rowe Price Mid Cap Growth Fund                 a              2,627,265

    *      T. Rowe Price Trust Company         T. Rowe Price International Stock Fund            a              6,381,259

    *      T. Rowe Price Trust Company         T. Rowe Price Equity Index 500 Fund               a             72,577,948

    *      T. Rowe Price Trust Company         T. Rowe Price Balanced Fund                       a             13,373,661

    *      T. Rowe Price Trust Company         T. Rowe Price Science & Technology Fund           a             21,711,116

    *      T. Rowe Price Trust Company         T. Rowe Price Settlement                          a                  7,659

    *      T. Rowe Price Trust Company         T. Rowe Price Blue Chip Growth Fund               a              3,595,537

    *      Lanier Worldwide, Inc.              Lanier Worldwide, Inc. common stock -
                                               restricted                                        a              1,012,442

    *      Lanier Worldwide, Inc.              Lanier Worldwide, Inc. common stock -
                                               unrestricted                                      a                146,636

    *      Harris Corporation                  Harris Corporation common stock -
                                               restricted                                        a              2,932,068

    *      Participant loans                   1,275 loans with interest rates ranging
                                               between 6.50 to 9.50 percent                     --              6,349,850
-------------------------------------------------------------------------------------------------------------------------
                                                                                                             $178,977,425
=========================================================================================================================

See accompanying independent auditors' report and notes to financial statements.
                                                              *Party-in-interest
 a-The cost of participant-directed investments is not required to be disclosed.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                            LANIER WORLDWIDE, INC.
                            SAVE TO ACCUMULATE RETIREMENT $ (STAR$) PLAN


                            By:  Lanier Worldwide, Inc.
                                 ---------------------------------------------
                                 Plan Administrator


                            By:  /s/ J. Michael Kelly
                                 ---------------------------------------------
                                 J. Michael Kelly
                                 Vice President, General Counsel and Secretary

December 21, 2000